BMC Fund, Inc.
Form NSAR-A 4/30/2007
77. D. Policies with respect to security investments

At a meeting held February 24, 2007, the Board of Directors of BMC Fund, Inc. (the "Fund") amended Paragraph Two of Section X. a. of its Restatement of Investment Objectives and Policies to read as follows:

There will be no investment in fixed income obligations rated lower than BBB by Moody's and Standard & Poor's (except that the Fund may purchase temporary investments having a Moody rating of no lower than MIG-3, and may invest up to 10% of its assets in high yield corporate and foreign sovereign debt instruments and mutual funds).